UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 16, 2023

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Yandex N.V., the Dutch parent company of the Yandex Group, confirms that all resolutions proposed at Yandex’s Extraordinary General Meeting of Shareholders (the “EGM”) have been approved.

The total number of Class A shares eligible to vote at the EGM was 325,877,318, with a total of 325,877,318 voting rights; the total number of Class B shares was 35,698,674, with a total of 356,986,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters requiring a vote at the EGM.

Proposal One — Appointment of Director

The below are the results regarding the proposal to accept the binding nomination by the holder of the Priority Share, nominated in accordance with Article 12 of the Company’s Articles of Association, of Andrey Betin as a non-executive member of the Board of Directors for a four-year term running from the close of the EGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
399,452,627	38,151,511	12,016,036

Proposal Two – Appointment of Auditor

The below are the results regarding the proposal to appoint Reanda Audit & Assurance B.V., an independent auditing firm, as an auditor of the Company’s statutory consolidated financial statements for the 2021 and 2022 financial years (to be prepared under IFRS):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
448,425,590	149,071	1,045,513

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: May 16, 2023	By:	/S/ SVETLANA DEMYASHKEVICH
Svetlana Demyashkevich
Chief Financial Officer